MEMORIAL RESOURCE DEVELOPMENT CORP.

500 DALLAS STREET, SUITE 1800

HOUSTON, TEXAS 77002

November 20, 2015

Mr. Ethan Horowitz

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4628

Washington, D.C. 20549

Re:	Memorial Resource Development Corp.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 18, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed November 4, 2015

Supplemental Response dated October 7, 2015

File No. 001-36490

Dear Mr. Horowitz:

Set forth below are the responses of Memorial Resource Development Corp. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 12, 2015 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014, File No. 001-36490, filed with the Commission on March 18, 2015 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2015, File No. 001-36490, filed with the Commission on November 4, 2015 (the “Form 10-Q”).

For your convenience, the responses are prefaced by the Staff’s comment in bold text. All references to page numbers and captions correspond to the Form 10-K or Form 10-Q, as applicable. All capitalized terms are as defined in the Form 10-K or Form 10-Q unless otherwise defined herein.

Form 10-K for Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Outlook, page 58

1.	To help us better understand the results of your analysis in response to prior comment 2, please provide us with a narrative explanation for the impact of using the September 30, 2015 NYMEX forward strip prices on the quantities of the year-end 2014 reported proved reserves.

As part of your explanation, clarify whether the September 30, 2015 NYMEX forward strip prices were incorporated by individual product such as crude oil, natural gas liquids, and natural gas inclusive of the adjustment for the differentials obtained from the year- end 2014 reserve report and exclusive of hedges. Also tell us if these prices were input in your cash flow analysis as individual monthly or average annual figures and provide us with a table summarizing the prices by product.

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 20, 2015

Response:

As noted in our previous response, reserves from our December 31, 2014 reserve case did not significantly decrease by utilizing the September 30, 2015 NYMEX forward strip pricing. The current commodity price environment did not materially affect the quantities of oil and natural gas reserves that can be economically produced by the Company. Please see our response to comment 3 below for a discussion of how the current commodity price environment affected our PV-10 and standardized measure of our proved reserves.

With respect to the second part of the Staff’s comment, we confirm that the September 30, 2015 NYMEX forward strip prices were incorporated by crude oil, natural gas liquids, and natural gas, inclusive of the adjustment for the differentials obtained from the year-end 2014 reserve report and exclusive of hedges. The prices were input into our cash flow analysis as individual monthly figures through 2018, as annual averages for 2019 and 2020, and held constant thereafter.

The following table lists the average adjusted product prices weighted by production over the remaining lives of the properties applied to the December 31, 2014 reserve case using NYMEX forward strip pricing at September 30, 2015:

Oil (WTI, per Bbl)	$54.32
NGL (per Bbl)	$22.88
Natural Gas (Henry Hub, per Mcf)	$2.84

2.	Please provide us with each of the exhibits described below using information for 1) the estimates prepared by Netherland, Sewell & Associates, Inc. in the year-end reserves report as of December 31, 2014 and 2) the estimates prepared by the Company’s internal reserve engineers using the September 30, 2015 NYMEX forward strip pricing:

•	the total company level grand summaries presenting the reserve and income forecast schedules (e.g., the cash flow output tables from the economic software that presents a schedule of the annual gross and net reserves by product, the future gross revenue, the deductions for production, severance and/or ad valorem taxes, operating and development costs and the undiscounted future net revenue and the discounted future net revenue (present worth) discounted at 10%) by development and production status for 1) total proved, 2) total proved developed producing, 3) total proved developed non-producing and 4) total proved undeveloped;

•	a one-line listing of the individual wells sorted by development and production status (e.g., proved developed producing, proved developed non-producing, and proved undeveloped) and ranked by discounted future net revenue (present worth) discounted at 10%; and

•	the cash flow output tables of the individual wells that comprise the bottom 10% of discounted future net revenue (present worth) discounted at 10% sorted by development and production status (e.g., the bottom 10% of the proved developed producing wells, the bottom 10% of the proved developed non-producing wells, and the bottom 10% of the proved undeveloped wells).

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 20, 2015

You may furnish these materials in hard copy format or on digital media such as flash drive or compact disk. If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials which they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: John Hodgin, Petroleum Engineer

Response:

In response to the Staff’s comment, the Company is providing the Staff supplementally with the requested information. Please note that such information is being furnished to the Staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and under the Freedom of Information Act and is not being filed electronically as part of this letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Risk Factor, page 63

3.	We note the addition of the risk factor described under this heading and your statement that “Using more recent prices in estimating our proved reserves, without giving effect to any acquisitions or development activities we have executed during 2015, would likely result in a reduction in proved reserve volumes due to economic limits, which would reduce the PV-10 and standardized measure of our proved reserves.” Please tell us how the use of “more recent prices” would have impacted your December 31, 2014 reserve report in the same manner used in the calculation in response to prior comment 2. Additionally, please provide us with a table summarizing these “more recent prices” by product.

Response:

If we had used NYMEX forward strip pricing as of November 5, 2015 to determine our proved reserves as of December 31, 2014, our estimated proved reserves as of December 31, 2014 would have been 1,588 Bcfe, which is 2.72% less than the 1,632 Bcfe reported as of December 31, 2014 in our Form 10-K. Using such prices, our PV-10 would have been $1.2 billion, which is 59.68% less than the $3.0 billion reported as of December 31, 2014, and our standardized measure would have been $885.0 million, which is 54.90% less than the $2.0 billion reported as of December 31, 2014 in our Form 10-K.

Mr. Ethan Horowitz, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 20, 2015

The following table lists the average adjusted product prices weighted by production over the remaining lives of the properties based upon NYMEX forward strip pricing applied to the December 31, 2014 reserve case at September 30, 2015, the date used for the related MD&A and risk factor disclosure included in our Form 10-Q for the fiscal quarter ended September 30, 2015, and November 5, 2015, the most recent practicable date for which such pricing is available:

	Sept. 30, 2015	Nov. 5, 2015
Oil (WTI, per Bbl)	$54.32	$54.42
NGL (per Bbl)	$22.88	$22.92
Natural Gas (Henry Hub, per Mcf)	$2.84	$2.74

If you have any questions or comments concerning these responses please contact the undersigned at (713) 588-8300.

Sincerely,
Memorial Resource Development Corp.

By:	/s/ Andrew J. Cozby
Andrew J. Cozby
Senior Vice President and Chief Financial Officer

cc:	John Hodgin, Securities and Exchange Commission

Wei Lu, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

Kyle Roane, Senior Vice President and General Counsel

John Goodgame, Akin Gump Strauss Hauer & Feld LLP